Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PetIQ, Inc.:

We consent to the use of our report dated March 12, 2019, with respect to the consolidated balance sheets of PetIQ, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), members’/stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), incorporated herein by reference. Our report refers to a change in the method of accounting for revenue recognition in 2018 due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Boise, Idaho

May 29, 2019